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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4/A

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Ridgway, Ronald H		Pulitzer Inc. (PTZ)
	900 North Tucker Boulevard	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			May 2002					June 7, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	St. Louis, MO 63101 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $.01 par value		5/1/2002				S			400	D	$51.65				D

	Common Stock, $.01 par value		5/1/2002				S			800	D	$51.68				D

	Common Stock, $.01 par value		5/1/2002				S			100	D	$51.78				D

	Common Stock, $.01 par value		5/1/2002				S			100	D	$51.83				D

	Common Stock, $.01 par value		5/1/2002				S			300	D	$51.90				D

	Common Stock, $.01 par value		5/1/2002				S			1,000	D	$51.91				D

	Common Stock, $.01 par value		5/1/2002				S			500	D	$52.00				D

	Common Stock, $.01 par value		5/1/2002				S			100	D	$52.07				D

	Common Stock, $.01 par value		5/1/2002				S			500	D	$52.15				D

	Common Stock, $.01 par value		5/1/2002				S			100	D	$52.18				D

	Common Stock, $.01 par value		5/1/2002				S			200	D	$52.20				D

	Common Stock, $.01 par value		5/1/2002				S			300	D	$52.22				D

	Common Stock, $.01 par value		5/1/2002				S			500	D	$52.30				D

	Common Stock, $.01 par value		5/1/2002				S			200	D	$52.40				D

	Common Stock, $.01 par value		5/1/2002				S			100	D	$52.41				D

	Common Stock, $.01 par value		5/1/2002				S			100	D	$52.45				D

	Common Stock, $.01 par value		5/1/2002				S			700	D	$52.50				D

	Common Stock, $.01 par value		5/3/2002				G	V		6,000	D	$52.325				D

	Common Stock, $.01 par value		5/8/2002				M			25,000	A	$39.875				D

	Common Stock, $.01 par value		5/8/2002				S			25,000	D	$50.806		6,341(2)		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option (right to buy)		$39.875		5/8/2002				M				25,000

	Employee Stock Option (right to buy)		$51.78		5/15/2002				A (3)			3,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	04/07/2009		Common Stock, $.01 par value	25,000 (2)				-0-		D

	5/15/2012 (3)	5/15/2012		Common Stock, $.01 par value	3,000		$51.78 (3)		3,000		D

Explanation of Responses:

Note 1: The option vested in three equal installments on April 7, 2000, 2001, and 2002.

Note 2: On May 8, 2002, the reporting person exercised an option to purchase 25,000 shares of Pulitzer Inc. Common Stock. This transaction was inadvertently omitted from Mr. Ridgway's May 2002 Form 4 filing.

Note 3: An Option to purchase 3,000 shares of Common Stock was granted to Ronald H. Ridgway, as a non-employee director, on May 15, 2002, the day following the Company's annual meeting of stockholders. The option becomes exercisable in full at the annual meeting of the Company's stockholders next following the date as of which the option is granted. At this time, the next annual meeting of the Company's stockholders has not been scheduled, but is expected to occur in May of 2003.

/s/ James V. Maloney, Attorney-in-Fact	November 5, 2002
**Signature of Reporting Person	Date
James V. Maloney, Attorney-in-Fact for Ronald H. Ridgway

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.